BB&T Corporation

150 South Stratford Road (27104)
P.O. Box 1290
Winston-Salem, NC 27102

June 6, 2012

Suzanne Hayes
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Via EDGAR Correspondence

RE:	BB&T Corporation
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed February 27, 2012
Form 10-Q for the Quarter Ended March 31, 2012
Filed May 4, 2012
File No. 001-10853

Dear Ms. Hayes:

This letter responds to comments of the Staff of the Securities and Exchange Commission in a letter dated May 29, 2012, concerning the Company’s Form 10-K for the fiscal year ended December 31, 2011, filed February 27, 2012, and Form 10-Q for the quarter ended March 31, 2012, filed May 4, 2012.

The Company’s responses to the comment letter are noted below. Each response is preceded by the Staff’s comments as numbered in the Staff’s letter.

In responding to the Staff’s comments, the Company acknowledges the following:

  the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

  the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

To the extent determined to be appropriate, future filings will reflect disclosures that are consistent with the disclosures provided. Italicized text reflects new disclosures added to the filings. Text that has been deleted has been struck through. The revisions noted are to the disclosure in our March 31, 2012 Form 10-Q or the December 31, 2011 Form 10-K, as applicable.

Suzanne Hayes
United States Securities and Exchange Commission
June 6, 2012
Page - 2 -

Form 10-K for the Fiscal Year Ended December 31, 2011
Item1A. Risk Factors
Weakness in the markets for residential or commercial real estate…, page 20

1.	Comment: Please quantify the “increases in delinquencies and losses” that you have experienced as described in this Risk Factor. In addition, make similar changes in your Risk Factors related to the Colonial Bank addition so as to quantify its impact on your operations.

The Colonial loan portfolios are largely covered by shared-loss agreements, however, BB&T is not immune from losses or risks relative to these portfolios, page 20

2.	Comment: Please expand your disclosure to clarify that you bear all losses up to a threshold and 20% of the losses above the threshold. Additionally, quantify the threshold and disclose when the loss sharing agreements that you are a party to terminate.

Recently enacted consumer protection regulations related to automated overdraft payment programs…, page 22

3.	Comment: Please quantify the overdraft and insufficient funds fees for 2009 and 2010 and the decrease in fees experienced since July 2, 2011.

Response:

We note the Staff’s comments regarding risk factors contained a common theme of providing quantification of related amounts. In future filings, we will quantify the applicable amounts within the risk factor discussion as appropriate.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 31
Analysis of Results of Operations, page 36
Noninterest income, page 40

4.	Comment: We note your discussion on page 41 regarding the implementation of various changes to deposit related products, which generated additional revenue and partly offset the reduction in overdraft fees. Please revise your future filings to briefly describe the types of changes implemented that led to higher revenues so that a reader may understand whether or not the increased revenue related to these changes is representative of fees you may earn in future periods.

Response:

We intend to revise future filings to provide additional details related to the pricing changes that were implemented in 2011 as follows:

Suzanne Hayes
United States Securities and Exchange Commission
June 6, 2012
Page - 3 -

Service charges on deposit accounts represent BB&T’s second largest category of noninterest revenue. Service charges declined $55 million, or 8.9%, in 2011. Service charge revenue declined $72 million, or 10.4%, during 2010. The decreases in 2011 and 2010 were largely a result of a decline in overdraft fees as a result of mid-2010 changes to BB&T’s overdraft policies that were partially in response to new regulation. In 2011, management implemented ~~various changes to deposit related products, which generated additional revenue and partially offset the reduction in overdraft fees.~~ pricing changes for routine services related to retail and commercial transaction deposit products, such as monthly maintenance fees and check enclosure fees, which partially offset the reduction in overdraft fees.

Segment Results, page 45

5.	Comment: We note that you do not include a discussion of the results of your Other, Treasury, and Corporate segment. We also note your disclosure on page 151 that this segment is responsible for management of securities portfolios, among other things, which seems to be relevant to your financial condition and results of operations. Further, we note that items included in the table on page 153 vary materially between reporting periods. Please revise your future filings to include a discussion of the results of this segment in MD&A for the periods presented or tell us why you do not believe that this discussion would materially contribute to an investor’s understanding of your business. Refer to Item 303(a) of Regulation S-K.

Response:

We advise the Staff that we will include a discussion of the results of Other, Treasury and Corporate in a manner consistent with the approach taken for other reportable segments in future filings.

Analysis of Financial Condition, page 49
Asset Quality, page 57

6.	Comment: We note your disclosure of average client size in Table 24 on page 66. Please revise your disclosure in future filings to clarify what this measure represents (e.g. net worth, revenues, etc.).

Response:

We advise the Staff that “average client size” represents the applicable loan portfolio balance divided by the number of clients. This measure is intended to show the average size of the lending relationships irrespective of the number of loans in each relationship. To the extent that this disclosure is included in future filings, we will clarify this measure.

Suzanne Hayes
United States Securities and Exchange Commission
June 6, 2012
Page - 4 -

Part III

7.	Comment: Please note the information required by Item 201(d) of Regulation S-K is required disclosure for your proxy statement. Please see Item 10 (c) of Schedule 14A and Regulation S-K Compliance and Disclosure Interpretation 106.01 for additional information.

Response:

We provided the Item 201(d) information on page 28 of our Form 10-K, which was incorporated by reference into Part III via our Cross Reference Index (see page 2).  When applicable in future filings, we will include the Item 201(d) information within our proxy statement distributed to shareholders in accordance with Item 10(c) of Schedule 14A.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Financial Statements
Notes to Consolidated Financial Statements (Unaudited)
Note 6. Loan Servicing, page 26

8.	Comment: We note your disclosure at the bottom of page 27 that your residential mortgage servicing rights increased in value by $92 million due to changes related to prepayment speed forecast assumptions. We also note on page 118 of your Form 10-K for the Fiscal Year Ended December 31, 2011 that the value of your mortgage servicing rights decreased by $341 million, $293 million of which was also related to changes in prepayment speed assumptions. Considering the recent volatility caused by changes in this assumption, please expand your disclosure in future filings to specifically discuss the primary driver(s) of changes in this assumption from period to period. For example, discuss more specifically the magnitude of the change in your prepayment assumption as compared to that used in prior periods similar to your discussion included in your correspondence dated January 19, 2012 in response to our comment two.

Response:

We intend to revise our footnote disclosure related to loan servicing in future filings to include a more specific discussion of the primary driver(s) of changes in assumed prepayment speeds as follows:

The increase in the fair value of mortgage servicing rights due to changes in valuation inputs during the first three months of 2012 was primarily a result of updated prepayment speed forecast assumptions. At March 31, 2012, the residential mortgage servicing rights valuation reflected a 16.5% prepayment speed assumption, which represented a 21% decrease from the 20.8% prepayment speed assumption at December 31, 2011. This decrease in estimated prepayment

Suzanne Hayes
United States Securities and Exchange Commission
June 6, 2012
Page - 5 -

speed was primarily driven by an increase in interest rates during the first quarter.

Note 14. Fair Value Disclosures, page 35

9.	Comment: In future filings, please revise your disclosure at the end of page 40 to provide an estimate of the period of time over which the underlying assets of your investments in venture capital funds and other similar investments are expected to be liquidated. Refer to ASC 820-10-50-6A.

Response:

Beginning with the June 30, 2012 Form 10-Q, we intend to revise our future disclosure related to the period of time over which the underlying assets of our investments in venture capital funds and other similar investments are expected to be liquidated similar to the following:

The majority of these investments are not redeemable and distributions are received as the underlying assets of the funds liquidate. ~~have varying dates for which the underlying assets are expected to be liquidated by distribution through 2021.~~  The timing of distributions, which are expected to occur on various dates through 2021, is uncertain and dependent on various events, such as recapitalizations, refinance transactions and ownership changes among others.  While BB&T estimates these investments have a weighted average remaining life of approximately XX years, the timing and amount of distributions may vary significantly.

Note 15. Derivative Financial Instruments, page 44

10.	Comment: We note you disclose a notional value related to your various futures contracts but disclose a low or zero fair value balance. Please tell us how you considered the guidance in ASC 820-10-50-3(a) and ASC 815-10-50-4B which indicates that the fair value of derivative instruments shall be presented on a gross basis, and not net of collateral or master netting agreements.

Response:

We advise the Staff that the fair value of future contracts is presented on a gross basis (i.e., as separate asset and liability amounts and not net of collateral) consistent with the guidance contained in ASC 820-10-50-3(a) and ASC 815-10-50-4B. Zero fair values result from presentation of amounts in millions.

Suzanne Hayes
United States Securities and Exchange Commission
June 6, 2012
Page - 6 -

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 51
Analysis of Financial Condition, page 60
Asset Quality, page 62

11.	Comment: We note your disclosure on page 68 that restructurings may be removed due to the passage of time if they meet certain criteria. We also note your disclosure that loans that were re-modified at market terms in such a way that they are not considered new loans may be considered for reclassification in years subsequent to the date of the re-modification based on the passage of time as described in the preceding paragraph in your filing. Please revise your future filings to disclose whether you continue to evaluate these loans for impairment under ASC 310-10.

Response:

As the Staff noted, certain restructurings may be considered for reclassification in years subsequent to the date of the re-modification based on the passage of time (“Cured Loans”). We advise the Staff that we evaluate Cured Loans for impairment in accordance with the provisions of ASC 310-10. The recorded investment and the related allowance for Cured Loans compared to our total portfolio at March 31, 2012 are presented in the table below (dollars in millions):

	Cured	Total	Cured as a
	Loans	Portfolio	% of Total
Recorded investment	$89	$108,161	0.08%
Related allowance	9	2,181	0.41%

Given the immateriality of Cured Loans and their related allowance, we have concluded that additional disclosures are not warranted at this time. If in the future, these amounts become material to our financial statements, we will provide additional disclosures at that time.

If you have any questions or need additional information, you may contact me at (336) 733-3913 or Michael L. Nichols, Sr. Vice President and External Reporting Manager, at (336) 733-3079. Thank you.

Sincerely,

/s/ Cindy B. Powell

Cindy B. Powell
Executive Vice President and Corporate Controller

cc:	Kelly S. King, Chairman and Chief Executive Officer
Daryl N. Bible, Chief Financial Officer